Exhibit 12.1: Computation of Ratio of Earnings to Fixed Charges

						SIX MONTHS
						ENDED
	TWELVE MONTHS ENDED DECEMBER 31,					JUNE 30,
(in thousands, except ratio)	2006	2007	2008	2009	2010	2011

Consolidated pretax earnings (loss)	$567,108	$(420,098)	$(405,764)	$(259,671)	$(84,944)	$(32,647)
Share of distributed loss (income) of 50%-or-less-owned affiliates, net of equity pickup	260	(342)	43,900	(333)	3,671	1,630
Amortization of capitalized interest	48,708	41,689	61,146	54,309	43,238	14,073
Interest	71,955	62,122	47,109	53,728	59,852	30,888
Less interest capitalized during the period	(71,750)	(62,024)	(46,889)	(39,127)	(33,321)	(19,253)
Interest portion of rental expense	7,736	8,911	7,416	4,475	3,835	1,305
EARNINGS (LOSS)	$624,017	$(369,742)	$(293,082)	$(186,619)	$(7,669)	$(4,004)

Interest	$71,955	$62,122	$47,109	$53,728	$59,852	$30,888
Interest portion of rental expense	7,736	8,911	7,416	4,475	3,835	1,305
FIXED CHARGES	$79,691	$71,033	$54,525	$58,203	$63,687	$32,193

SURPLUS/(DEFICIENCY)	$544,326	$(440,775)	$(347,607)	$(244,822)	$(71,356)	$(36,197)

Ratio of earnings to fixed charges	7.83	-	-	-	-	-